EXHIBIT 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended March 31, 2014
(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Fiscal Year 2014 Highlights	2
3.	Operating Performance	3
4.	Fiscal 2015 Outlook	8
5.	Fiscal Year 2014 Financial Results	10
6.	Liquidity and Capital Resources	14
7.	Financial Instruments and Related Risks	15
8.	Off-Balance Sheet Arrangements	17
9.	Transactions with Related Parties	17
10.	Alternative Performance (Non-IFRS) Measures	18
11.	Critical Accounting Policies and Estimates	21
12.	Changes in Accounting Standards	22
13.	Other MD&A Requirements	23
14.	Outstanding Share Data	23
15.	Risks and Uncertainties	24
16.	Disclosure Controls and Procedures	25
17.	Management’s Report on Internal Control over Financial Reporting	25
18.	Changes in Internal Control over Financial Reporting	26
19.	Directors and Officers	26
Forward Looking Statements		26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2014 and the related notes contained therein. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2014. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, cash flow from operations per share and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A. This MD&A is prepared as of May 21, 2014.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Fiscal Year 2014 Highlights

  Silver production of 3.9 million ounces and gold production of 11,124 ounces;

  Lead production of 37.2 million pounds and zinc production of 8.4 million pounds;

  Sales of $108.4 million;

  Gross margin of 45%;

  Cash flow from operations of $36.1 million, or $0.21 per share;

  Adjusted net income1 of $12.9 million and adjusted net income attributable to equity holders1 of $7.6 million, or $0.04 per share; and

  Cash cost per ounce of silver, net of by-product credits1 , of $2.16.

_________________________ [1] Non-IFRS measure, see section 10 for reconciliation
Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2014:
		Year ended March 31, 2014
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,574	-		-	2,574
Stockpiled Ore (tonne)	622,692	-		88,210	710,902
	625,266	-		88,210	713,476
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,574	-		-	2,574
Ore Milled (tonne)	631,919	10,425	*	88,297	730,641
	634,493	10,425		88,297	733,215
+ Mining cost per tonne of ore mined ($)	61.33	-		44.48	59.25
Cash mining cost per tonne of ore mined ($)	50.73	-		23.20	47.33
Non cash mining cost per tonne of ore mined ($)	10.60	-		21.28	11.92

+ Unit shipping costs($)	4.72	-		-	4.13

+ Milling cost per tonne of ore milled ($)	16.63	-		15.51	16.49
Cash milling cost per tonne of ore milled ($)	14.14	-		14.12	14.13
Non cash milling cost per tonne of ore milled ($)	2.49	-		1.39	2.36

+ Average Production Cost
Silver ($ per ounce)	9.00	-		-	9.27
Gold ($ per ounce)	508	-		803	569
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.41	0.34

+ Total production cost per ounce of Silver ($)	4.68	-			4.68
+ Total cash cost per ounce of Silver ($)	2.16	-			2.16
+ Total production cost per ounce of Gold ($)				798	798
+ Total cash cost per ounce of Gold ($)				488	488

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	-			92.7
Gold (%)				92.8	92.8
Lead (%)	95.0	-			95.0
Zinc (%)	66.9	-			66.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	207	-			207
Gold (gram/tonne)				3.4	3.4
Lead (%)	2.8	-			2.8
Zinc (%)	0.8	-			0.8

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,850	12	*	-	3,862
Gold (in thousands of ounces)	3.5	0.2	*	7.4	11.1
Lead (in thousands of pounds)	36,562	590	*	-	37,152
Zinc (in thousands of pounds)	7,580	584	*	282	8,446

Metal Sales
Silver (in thousands of $)	64,453	-		-	64,453
Gold (in thousands of $)	3,334	-		7,909	11,243
Lead (in thousands of $)	27,927	-		-	27,927
Zinc (in thousands of $)	4,623	-		154	4,777
	100,337	-		8,063	108,400
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.74	-		-	16.74
Gold ($ per ounce)	945	-		1,066	1,027
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.61	-		0.55	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.
+ Non-IFRS measures, see section 10 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2013:
		Year ended March 31, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Stockpiled Ore (tonne)	768,510	19,309	*	109,093	896,912
	776,846	19,309		109,093	905,248
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Ore Milled (tonne)	766,198	73,641	*	104,090	943,929
	774,534	73,641		104,090	952,265
+ Mining cost per tonne of ore mined ($)	66.62	-		60.33	65.85
Cash mining cost per tonne of ore mined ($)	55.94	-		24.30	52.05
Non cash mining cost per tonne of ore mined ($)	10.68	-		36.02	13.80

+ Unit shipping costs($)	3.76	-		-	3.30

+ Milling cost per tonne of ore milled ($)	15.45	-		14.64	15.36
Cash milling cost per tonne of ore milled ($)	13.56	-		13.54	13.56
Non cash milling cost per tonne of ore milled ($)	1.89	-		1.10	1.80

+ Average Production Cost
Silver ($ per ounce)	9.13	-		-	9.54
Gold ($ per ounce)	447	-		888	508
Lead ($ per pound)	0.31	-		-	0.32
Zinc ($ per pound)	0.25	-		0.38	0.26

+ Total production cost per ounce of Silver ($)	2.45	-			2.45
+ Total cash cost per ounce of Silver ($)	0.48	-			0.48
+ Total production cost per ounce of Gold ($)				882	882
+ Total cash cost per ounce of Gold ($)				455	455

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	-			92.8
Gold (%)				92.4	92.4
Lead (%)	94.5	-			94.5
Zinc ( %)	66.8	-			66.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	220	-			220
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.3	-			3.3
Zinc (%)	1.0	-			1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,941	32	*	-	4,973
Gold (in thousands of ounces)	4.2	0.2	*	8.1	12.5
Lead (in thousands of pounds)	52,220	1,678	*	-	53,898
Zinc (in thousands of pounds)	11,171	923	*	283	12,377

Metal Sales
Silver (in thousands of $)	117,124	-		-	117,124
Gold (in thousands of $)	4,815	-		10,605	15,420
Lead (in thousands of $)	41,689	-		-	41,689
Zinc (in thousands of $)	7,231	-		158	7,389
	170,859	-		10,763	181,622
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.71	-		-	23.71
Gold ($ per ounce)	1,160	-		1,314	1,238
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.65	-		0.56	0.65

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 10 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the year ended March 31, 2014 (“Fiscal 2014”), on a consolidated basis, the Company mined 713,476 tonnes of ore, a 21% decrease compared to 905,248 tonnes in the year ended March 31, 2013 (“Fiscal 2013”). The decrease was mainly due to reduced mine production as the Company implemented various measures to reduce dilution and mining costs within the Ying Mining District. As a result of the decrease in mine production, ore milled decreased 23% to 733,215 tonnes of ore compared to 952,265 tonnes in Fiscal 2013.

(b)	Mining and Milling Costs

In Fiscal 2014, the consolidated total mining cost and cash mining cost were $59.25 and $47.33 per tonne compared to $65.85 and $52.05 per tonne, respectively, in Fiscal 2013. The decrease in cash mining cost per tonne was primarily due to less in-stope infill drilling and more low cost shrinkage mining method used during the year.

The consolidated total milling cost and cash milling cost in Fiscal 2014 were $16.49 and $14.13 per tonne compared to $15.36 and $13.56 per tonne, respectively, in Fiscal 2013. Milling cost per tonne increased mainly due to the allocation of the fixed milling costs, to a reduced tonnage of ore milled compared to the prior year.

(c)	Metal Production

In Fiscal 2014, the Company produced 3.9 million ounces of silver, 11,124 ounces of gold, 37.2 million pounds of lead, and 8.4 million pounds of zinc, compared to 5.0 million ounces of silver, 12,457 ounces of gold, 53.9 million pounds of lead, and 12.4 million pounds of zinc, respectively, in Fiscal 2013. The decrease in metal production was primarily due to the decrease in mine production and lower head grades experienced at the Ying Mining District.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[2]

In Fiscal 2014, the total production cost and cash cost per ounce of silver, net of by-product credits, were $4.68 and $2.16 compared to $2.45 and $0.48, respectively, in Fiscal 2013.

The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to decreases in by-product metal production along with their realized prices. Compared to Fiscal 2013, at the Ying Mining District, lead and zinc production in the current fiscal year decreased by 30% and 32%, respectively, while the realized selling price for lead and zinc decreased 5% and 6%, respectively.

(e)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP, and LM) and is the Company’s primary source of production.

In Fiscal 2014, the total ore mined at the Ying Mining District was 625,266 tonnes, a decrease of 20% compared to total ore production of 776,846 tonnes in Fiscal 2013.

Head grades at the Ying Mining District were 207 grams per tonne (“g/t”) for silver, 2.8% for lead, and 0.8% for zinc, compared to 220 g/t for silver, 3.3% for lead, and 1.0% for zinc, respectively, in Fiscal 2013.

In Fiscal 2014, the Ying Mining District produced 3.9 million ounces of silver, 3,527 ounces of gold, 36.6 million pounds of lead, and 7.6 million pounds of zinc, compared to 4.9 million ounces of silver, 4,153 ounces of gold, 52.2 million pounds of lead, and 11.2 million pounds of zinc in Fiscal 2013. The

_________________________ [2] Non-IFRS measure, see section 10 for reconciliation
Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

decrease in metals produced is mainly due to the lower ore production and head grades experienced in the fiscal year.

In Fiscal 2014, total and cash mining costs per tonne were $61.33 and $50.73, respectively, compared to $66.62 and $55.94, respectively, in Fiscal 2013. The overall decrease in cash mining costs per tonne was due to less in-stope infill drilling and more low cost shrinkage mining method used in the current year.

In Fiscal 2014, total ore milled was 634,493 tonnes, a decrease of 18% compared to 774,534 tonnes in Fiscal 2013. Cash milling costs were $14.14 compared to $13.56 in Fiscal 2013. Milling cost per tonne increased mainly due to the allocation of the fixed milling costs, to a reduced tonnage of ore milled compared to the prior year.

As previously discussed in our news release on September 12, 2013, the Company reviewed its operations at the Ying Mining District and found that dilutive practice of mining contractors was contributing to the head grade decline. As a result of this finding, one contractor was dismissed and the Company took remedial action by modifying the method of calculating the amount of ore mined for compensating the miners. The change in compensation method caused uncertainty to the contractors and resulted in miner shortages which significantly impacted production during the year as the Company took decisive action to curb the dilutive mining practices. In addition, the change in mining strategy in the prior year favoring more shrinkage mining stopes, yielded mixed results as dilution control was found to be inadequate in certain mines and negatively impacted head grades.

During the year, the Company completed approximately 63,000 metres (“m”) of horizontal tunnels, raises and declines. At the end of Fiscal 2014, the ramp at SGX mine reached its optimized depth of 260m elevation. The connections from the ramp to the 350m, 300m and 260m elevations were also completed. In addition, the ramp at LM Mine West reached 710m elevation. This ramp will be developed to 650m elevation and will be used for mining between 650m and 800m elevations.

To preserve cash during the current low commodity price environment, the Company suspended the construction of office buildings and dormitories at SGX, HPG and LM West mines, as well as the construction of a transformer substation at LM West to better allocate resources in the current market.

Total exploration and development expenditures for the Ying Mining District were $30.4 million compared to $33.3 million in Fiscal 2013.

(ii)	GC Mine

The required surface environmental protection facilities together with water and soil conservation engineering work have been completed and have undergone test operations. During the year, all the work required for the issuance of the final Safety Production Permit has been completed with the final inspection expected at the end of June 2014. The Company has received a temporary Safety Production Permit in the meantime which allows for trial mining and stope preparation work. The Company will continue to conduct trial mining, mill processing and additional stope preparation work until the final Safety Production Permit is received.

As the Company has completed the mine development phase and ramps up its trial mine production, and as part of the Company’s focus on cost control and efficiency, the Company has replaced the previous mining contractor with a new one in March 2014 at lower unit costs for mining and development. A new mine management team was also put in place at the time. Since then, mining at the GC mine has commenced and production rates have gradually increased.

Through the test milling of stope ore from mine production, the mill has been improved to enhance the recovery for silver, lead and zinc to the level of metallurgic studies, but the recovery rate for tin is still not satisfactory and action is being taken to address this issue.

The tailing dewatering facility for dry stacking has also been improved with modifications to equipment

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

achieving desired results. The construction of the tailing dry stacking dam and reservoir facility has been completed and has passed government inspection.

During Fiscal 2014, approximately 12,500m of tunnels, including 2000m of development tunnels, 6,500m of exploration tunnels and 4,000m of mining preparation tunnels, were completed.

In Fiscal 2014, $15.9 million (Fiscal 2013 - $15.8 million) of exploration and development expenditures were incurred at the GC mine.

(iii)	BYP Mine

In Fiscal 2014, the BYP mine processed 88,210 tonnes of ore compared to 109,093 tonnes in Fiscal 2013. In Fiscal 2014, the Company sold 7,416 ounces of gold compared to 8,068 ounces of gold in Fiscal 2013. Gold head grade for Fiscal 2014 was 3.4 g/t compared to 3.1 g/t in Fiscal 2013.

In Fiscal 2014, the construction of the head frame was substantially completed, with the installation of the hoist system still in progress. Once complete, the newly completed 265m shaft will facilitate mining of the #3 gold mineralization body and, depending on commodity prices, the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility was completed and is now in operation. Exploration and development expenditures at the BYP mine were $1.5 million in the current fiscal year compared to $5.7 million in the prior year.

(iv)	X Mines

The X Mines consist of two mining projects: the XBG project and XHP project.

In Fiscal 2014, the Company entered into a share transfer agreement with an arm’s length private Chinese company. Pursuant to the agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., sold its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $12.5 million (RMB 76 million). This transaction was completed in this fiscal year (please see Note 27 of the accompanying consolidated financial statements).

Since the end of the first quarter, the Company has suspended major exploration and development activities at the XHP project as part of its cost saving measures.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada.

On November 13, 2013, the Company completed its sale of the Silvertip Project. Pursuant to a purchase agreement with an arm’s length private Canadian company, the Company’s subsidiary, 0875786 B.C. Ltd. sold its 100% ownership of the Silvertip property and its related assets for $14.8 million (CAD $15.5 million) and a 2.5% NSR (please see Note 27 of the accompanying consolidated financial statements).

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(vi)	Comparison with Fiscal 2014 Guidance

The following table provides a comparison to the Fiscal 2014 production guidance:

	Ying Mining District		GC Mine		BYP Mine		X Mines		Total
	F2014	Guidance*	F2014	Guidance	F2014	Guidance	F2014	Guidance	F2014	Guidance
Ore (tonne)	625,266	837,000	-	300,000	88,210	220,000	-	80,000	713,476	1,437,000
Head Grades
Silver (gram/tonne)	207.0	220.0	-	100.0	-	-	-	37.0
Gold (gram/tonne)	-	-	-	-	3.4	2.4	-	-
Lead (%)	2.8	4.0	-	0.8	-	-	-	2.7
Zinc (%)	0.8	1.5	-	2.2	-	-	-	2.6
Tin (%)	-	-	-	0.1	-	-	-	-
Sulphur (%)	-	-	-	6.0	-	-	-	-
Metal Production
Silver ('000 Oz)	3,850	5,500	-	740	-	-	12	60	3,862	6,300
Gold ('000 Oz)	3.5	4.7	-	-	7.4	15.8	0.2	0.3	11.1	20.8
Lead & Zinc ('000 Lb)	44,142	74,700	-	18,200	282	-	1,174	6,200	45,598	99,100
Tin ('000 Lb)	-	-	-	300	-	-	-	-	-	300
Sulphur ('000 Lb)	-	-	-	20,500	-	-	-	-	-	20,500
Production Cost
Cash production cost ($/tonne)	$65.59	$65.00	-	$45.00	$37.32	$40.00	-	-
Total production cost ($/tonne)	$82.68	$80.00	-	$70.00	$59.99	$75.00	-	-
*Updated guidance as of August 8, 2013

The Company’s efforts to adjust its production to operating in a lower commodity price environment has made Fiscal 2014 the most challenging operating year in the Company’s history. On an overall basis, the Company fell short of its expectations for Fiscal 2014 which were released on February 13, 2013. The two main reasons for the shortfall were the sharp decline in Silver prices and the aforementioned operational issues encountered at the Ying Mining District as first disclosed in its September 12, 2013 press release. Actual ore production in the year at the Ying Mining District missed the Company’s expectations by 25%. In addition, silver, lead, and zinc head grades were short of expectations by 6%, 30%, and 45%, respectively, which resulted in metal production being negatively impacted. Actual production missed guidance by 30% for silver, gold by 26%, lead and zinc together by 41%.

Commercial production at the GC mine did not commence as planned in Fiscal 2014 as the Company continued to complete the safety and environmental protection requirements needed for the Safety Production Permit. As a result, only trial mining and stope development work commenced in Fiscal 2014.

At the BYP mine, the significant decrease in gold price in the current year resulted in the Company reducing the level of production at the BYP mine. The Company mined higher grade zones in order to maximize profitability in the depressed price environment, which resulted in higher overall head grades.

At the X mines, due to cost saving measures in light of the depressed metal prices, the Company suspended major activities at the XHP project. In addition, the Company disposed the XBG project in the current year to focus capital on core projects. As such, only limited production was derived from development ore.

4.	Fiscal 2015 Outlook

In Fiscal 2014, the Company enacted a series of improvements covering all aspects of operations, including mine planning and strategy, contractor compensation contracts, dilution control, and a performance-based (linked to tonnage and grade) compensation package for mine management. Following the end of the Chinese New Year holiday in February, benefits of the improvements began to be recognised in terms of improved head grades, lower production costs, reduced employee counts, and overhead reduction over the last two and a half months. Production in March and April was generally in line with management’s production expectations.

In the year ending March 31, 2015 (“Fiscal 2015”), the Company expects to continue to operate in a lower commodity price environment, but expects to benefit from the operational adjustments implemented during Fiscal 2014.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Production Guidance

The following table outlines the Company’s Fiscal 2015 production guidance:

PROJECT	Ying Mining District	GC Mine	BYP Mine	XHP Mine	Grand Total
Ore processed (tonnes)	650,000	245,000	120,000	37,000	1,052,000
Head Grades
Silver (gram per tonne)	215	127	-	30
Gold (gram per tonne)	0.20	-	2.60	-
Lead (%)	3.5	1.3	-	3.0
Zinc (%)	0.9	2.7	-	3.0
Metal Production
Silver (‘000 ounces)	4,080	600	-	21	4,701
Gold (‘000 ounces)	2.8	-	8.9	-	11.7
Lead (million pounds)	46.3	5.9	-	2.0	54.2
Zinc (million pounds)	8.2	12.6	-	1.7	22.5

In Fiscal 2015, the Company expects to produce approximately 1 million tonnes of ore, yielding 4.7 million ounces of silver, 11,700 ounces of gold, 76.7 million pounds of lead and zinc.

At the Ying Mining District, production is expected to be 650,000 tonnes of ore with grades of 215 g/t silver, 0.2 g/t gold, 3.5% lead and 0.9% zinc, with expected metal production of 4.1 million ounces of silver, 2,800 ounces of gold, and 54.5 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $66 and $82 per tonne of ore, respectively.

The GC mine in Guangdong Province has commenced trial mining in March 2014. Production is expected to gradually ramp up to 800 tonne per day in the second quarter of Fiscal 2015. In Fiscal 2015, the Company expects to produce 245,000 tonnes of ore with grades of 127 g/t silver, 1.3% lead and 2.7% zinc, with expected metal production of 0.6 million ounces of silver, and 18.5 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $45 and $70 per tonne of ore, respectively.

The BYP mine in Hunan Province is expected to produce 120,000 tonnes of ore, yielding approximately 8,900 ounces of gold. The cash and production costs are expected to be approximately $35 and $55 per tonne of ore, respectively.

(b)	Capital Expenditure Budget

The following table outlines the Company’s Fiscal 2015 capital expenditure budget:

		Ying Mining District		GC Mine		BYP Mine		XHP Mine		Grand Total
PROJECT		Quantity	Cost	Quantity	Cost	Quantity	Cost	Quantity	Cost	Quantity	Cost
		(m)	($mm)	(m)	($mm)	(m)	($mm)	(m)	($mm)	(m)	($mm)
	Shafts and Ramps	4,000	5.0	-	1.5	50	0.1	-	-	4,050	6.6
Mine Development	Horizontal Tunnels, Raises & Declines	33,100	13.9	9,150	4.4	2,350	1.0	300	0.1	44,900	19.4
	Sub total	37,100	18.9	9,150	5.9	2,400	1.1	300	0.1	48,950	26.0
	Surface drilling	6,300	0.5	-	-	7,500	0.4	-	-	13,800	0.9
Exploration	Underground drilling	39,600	1.4	19,700	0.8	2,100	0.1	800	0.1	62,200	2.4
	Sub total	45,900	1.9	19,700	0.8	9,600	0.5	800	0.1	76,000	3.3
Land-usage rights, buildings and equipment			3.7		2.4		0.1		0.2		6.4
GC prior year's construction balance			-		3.9		-		-		3.9
Total Capital Expenditure Budget			24.5		13.0		1.7		0.4		39.6

Total capital expenditures for Fiscal 2015 are estimated to be $39.6 million. Capital investment is budgeted at $16.9 million, including mine development of shafts and ramps of $6.6 million, land, buildings and equipment of $6.4 million; and $3.9 million in payments for the GC mine’s construction completed last year. Sustaining capital totaling $19.4 million includes development of tunnels, raises and declines. The budget estimate is based on contracts in hand, designs by qualified engineering firms, and the Company’s prior experiences.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

At the Ying Mining District, the capital expenditure budget is $24.5 million and includes $5.0 million to complete the construction of two ramps at LM and SGX and several vertical shafts at Ying, to provide access to the respective mines at depth. Also, $13.9 million is budgeted for the construction of 33,100m of horizontal tunnels, declines and raises for mining, development and $1.9 million is budgeted for a 45,900m surface and underground drilling program. The surface facilities budget of $3.7 million includes the completion of the construction of dormitory and office buildings.

At the GC mine, the capital expenditures for Fiscal 2015 are expected to be $13.0 million, which include $3.9 million for payments related to construction completed in the prior years, $1.5 million for shaft installation, $4.4 million for the development of 9,150m of horizontal tunnels and raises, $0.8 million for exploration to support a 19,700m surface and underground drilling program, and $2.4 million for obtaining land use rights.

In addition, the Company budgets $1.7 million and $0.4 million in capital expenditures for BYP mine and XHP mine, respectively.

5.	Fiscal Year 2014 Financial Results

(a)	Selected Annual Information

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales	$108,400	$181,622	$237,962
Gross profit	48,404	108,533	176,813
Expenses and foreign exchange	(25,901)	(31,246)	(34,811)
Other items	(70,993)	(6,043)	4,874
Net income (loss)	(48,356)	42,043	101,228
Net income (loss) attributable to the equity holders of the Company	(41,017)	27,211	73,838
Basic earnings per share	(0.24)	0.16	0.43
Diluted earnings per share	(0.24)	0.16	0.43
Cash dividend declared	13,115	16,974	15,584
Cash dividend declared per share (CAD)	0.08	0.10	0.09
Total assets	467,319	576,222	575,263
Total non-current liabilities	22,355	30,577	24,220

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Fiscal 2014 compared to Fiscal 2013

Net loss in Fiscal 2014 was $48.4 million compared to net income of $42.0 million in Fiscal 2013. Net loss in the current fiscal year includes non-cash impairment charges of $54.5 million, net of tax, which reduced the carrying value of the BYP mine, as well as the impairments of the XBG and Silvertip projects, both of which were sold during the fiscal year. Also, the Company recognized a non-cash impairment charge of $2.3 million in relation to its investment in an associate and a loss of $4.5 million primarily on the disposal of the XBG project. In the prior year, net income included a non-cash impairment charge of $9.6 million in relation to the Company’s investment in an associate.

In Fiscal 2014, adjusted net income3 was $12.9 million compared to $51.7 million in Fiscal 2013. Adjusted net income or loss excludes non-recurring or unusual non-operational items, such as impairment of the Company’s mineral properties and investments in associate, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s operations for the year.

_________________________ [3] Non-IFRS measure, see section 10 for reconciliation.
Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Net loss attributable to the shareholders of the Company in Fiscal 2014 was $41.0 million, or $0.24 per share compared to net income of $27.2 million, or $0.16 per share in Fiscal 2013.

In Fiscal 2014, adjusted net income attributable to the shareholders3 of the Company was $7.6 million, or $0.04 per share compared to $36.9 million, or $0.22 per share in Fiscal 2013.

In the current fiscal year, the Company’s financial results were mainly impacted by the following: (i) lower metal production as silver, lead and zinc production decreased 22%, 31%, and 32%, compared to the prior fiscal year and (ii) a significantly lower net realized silver price of $16.74 per ounce in this fiscal year, which is $6.97 or 29% lower compared to $23.71 per ounce in the prior fiscal year.

Sales in Fiscal 2014 were $108.4 million compared to $181.6 million in Fiscal 2013. Silver and gold sales represented $64.5 million and $11.2 million, respectively, while base metals represented $32.7 million of total sales compared to silver, gold and base metals of $117.1 million, $15.4 million, and $49.1 million, respectively, in Fiscal 2013.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2014, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2014	F2013	F2014	F2013	F2014	F2013	F2014	F2013
Net realized selling prices	$16.74	$23.71	$1,027	$1,238	$0.76	$0.80	$0.61	$0.65
Add back: Value added taxes	2.85	4.03	-	-	0.13	0.14	0.10	0.11
Add back: Smelter charges and recovery	2.35	3.30	316	419	0.15	0.15	0.38	0.32
SME	$21.94	$31.04	$1,343	$1,657	$1.04	$1.09	$1.09	$1.08
LME	$21.45	$30.50	$1,328	$1,653	$0.95	$0.96	$0.87	$0.88

Cost of sales in Fiscal 2014 was $60.0 million compared to $73.1 million in Fiscal 2013. The cost of sales included cash costs of $47.9 million compared to $59.9 million in Fiscal 2013. The decrease in cost of sales is mainly due to the reduction in ore production.

Gross profit in Fiscal 2014 was 45% compared to 60% in Fiscal 2013. The decrease in gross profit is mainly driven by the significant decreases in metal prices.

General and administrative expenses in Fiscal 2014 were $24.4 million compared to $25.7 million in Fiscal 2013. Significant items included in general and administrative expenses in Fiscal 2014 are as follows:

(i)	Office and administrative expenses of $10.3 million (Fiscal 2013 - $10.8 million);

(ii)	Salaries and benefits of $7.7 million (Fiscal 2013 - $8.4 million);

(iii)	Stock based compensation expense of $2.3 million (Fiscal 2013 - $2.9 million); and

(iv)	Professional fees of $2.6 million (Fiscal 2013 - $2.1 million).

General exploration and property investigation expenses in Fiscal 2014 were $2.8 million (Fiscal 2013 -$3.9 million).

Foreign exchange gain in Fiscal 2014 was $3.2 million compared to $1.4 million in Fiscal 2013. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Fiscal 2014 was $154 compared to $149 in the prior year. The loss is mainly related to the disposal of obsolete equipment.

Loss on disposal of mineral rights and properties in Fiscal 2014 was $4.5 million compared to a gain of $644 in the prior year. The loss in the fiscal year relates to the loss recognized on the disposal of the

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Silvertip Project and the XBG Project.

Share of loss in an associate in Fiscal 2014 was $87 (Fiscal 2013 - $197), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment on associate represents non-cash accounting charge recognized in respect to the Company’s investment in New Pacific as a result of its prolonged decline in quoted market price. The Company determined that the investment in New Pacific should be written down to its closing price as at March 31, 2014, in light of the market decline noted in the junior exploration sector. As a result, the Company incurred an additional $2.3 million in non-cash accounting charges in this fiscal year compared to $9.6 million in the prior year.

Impairment of mineral rights and properties, before tax, in Fiscal 2014 was $66.6 million. There was no such loss in the prior year.

Due to declining metal prices and lower than expected results on certain of the Company’s mineral interests, the Company assessed the recoverable amounts of each cash-generating unit (“CGU”) to determine if there were any impairments in the fiscal year.

Based on the impairment assessment performed by the Company, the recoverable amount of its BYP mine was below its carrying value and the Company recorded an impairment charge, before tax, of $49.6 million. The Company’s XBG project and Silvertip project were sold in the year and the carrying values exceeded the realized proceeds. The Company incurred an impairment charge, before tax, of $1.6 million and $15.4 million, respectively.

Loss on investments in Fiscal 2014 was $589 compared to $1,651 in Fiscal 2013. The Company has been acquiring, on the open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purposes. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income in the period in which they arise.

Finance income in Fiscal 2014 was $3.2 million compared to $4.5 million in the prior year. The Company invests in short-term investments as well as long-term corporate bonds.

Finance costs in Fiscal 2014 were $132 compared to $92 in the prior year. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation provision.

Income tax recovery in Fiscal 2014 was $134 compared to expense of $29.2 million in Fiscal 2013. The income tax expense recorded in Fiscal 2014 included current income tax expense of $5.7 million (Fiscal 2013 – $24.2 million) and deferred income tax recovery of $5.8 million (Fiscal 2013 – expense $5.0 million), which includes a recovery from impairment of mineral rights and properties of $12.0 million (Fiscal 2013 - $nil). Current income taxes decreased due to lower taxable income.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:
	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013
Sales	$16,135	$23,970	$28,460	$39,835
Gross profit	6,945	10,469	13,637	17,353
Expenses and foreign exchange	(3,717)	(5,733)	(9,188)	(7,263)
Other items	(6,305)	708	(65,790)	394
Net income (loss)	(4,677)	3,144	(53,307)	6,484
Net income (loss), attributable to the shareholders of the Company	(4,541)	2,163	(43,201)	4,562
Basic earnings (loss) per share	(0.03)	0.01	(0.25)	0.03
Diluted earnings (loss) per share	(0.03)	0.01	(0.25)	0.03
Cash dividend declared	773	4,017	4,152	4,173
Cash dividend declared per share (CAD)	0.005	0.025	0.025	0.025

	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012
Sales	$33,147	$58,717	$45,209	$44,549
Gross profit	17,087	37,476	28,415	25,555
Expenses and foreign exchange	(6,396)	(7,947)	(9,062)	(7,841)
Other items	1,430	(8,631)	1,427	(269)
Net income	8,391	10,631	13,503	9,518
Net income, attributable to the shareholders of the Company	6,361	5,236	9,500	6,114
Basic earnings per share	0.04	0.03	0.06	0.04
Diluted earnings per share	0.04	0.03	0.06	0.04
Cash dividend declared	4,204	4,291	4,255	4,224
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(d)	Financial Results – Three months ended March 31, 2014 (“Q4 Fiscal 2014”)

Net loss in Q4 Fiscal 2014 was $4.7 million compared to net income of $8.4 million in the three months ended March 31, 2013 (“Q4 Fiscal 2013”). Net loss in the current quarter includes a $4.3 million loss on the disposal of mineral rights and properties and a non-cash impairment charge of $2.3 million in relations to the Company’s investment in an associate. There were no adjusting items in the same prior year quarter.

Net loss attributable to equity holders of the Company in Q4 Fiscal 2014 was $4.5 million, or $0.03 per share compared to the net income of $6.4 million, or $0.04 per share in Q4 Fiscal 2013. Excluding non-recurring and unusual non-operational items, adjusted net income attributable to the equity holders in the quarter was $1.1 million, or $0.01 per share.

Sales in Q4 Fiscal 2014 were $16.1 million compared to $33.1 million in the same quarter last year. The decrease was due to lower quantities of metals sold combined with lower silver prices. As usual in the fourth quarter of the fiscal year, the Company’s China operations were closed for 28 days as a result of the Chinese New Year Holiday.

Cost of sales in Q4 Fiscal 2014 was $9.2 million compared to $16.1 million in Q4 Fiscal 2013. The cost of sales included $7.8 million (Q4 Fiscal 2013 - $13.5 million) cash costs and $1.4 million (Q4 Fiscal 2013 -

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$2.6 million) depreciation, amortization and depletion charges. The decrease of cost of sales was mainly due to a 36% decrease in ore production.

Income tax expenses in Q4 Fiscal 2014 were $1.6 million, compared to $3.7 million in the same period last year. The income tax expenses recorded in Q4 Fiscal 2014 included current income tax expenses of $0.4 million (Q4 Fiscal 2013 – $2.5 million) and deferred income taxes of $1.2 million (Q4 Fiscal 2013 –$1.2 million).

6.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2014 were $73.5 million.

Working capital as at March 31, 2014 was $56.7 million.

Cash flows provided by operating activities were $36.1 million or $0.21 per share in Fiscal 2014 compared to $85.2 million or $0.50 per share in Fiscal 2013.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal production and lower metal prices as compared to the prior year.

Cash flows used in investing activities were $20.5 million in Fiscal 2014, comprising mainly of cash used in capital expenditures of $75.2 million offset by proceeds on disposals of capital assets and subsidiaries of $22.9 million and net redemptions of short-term investments of $31.8 million. In Fiscal 2013, cash flows used in investing activities were $91.1 million comprising mainly of cash used in capital expenditures of $91.2 million and net purchases of short-term and other investments of $1.8 million offset by proceeds on disposals of capital assets of $1.8 million.

Cash flows used in financing activities were $23.8 million in Fiscal 2014, comprising mainly of cash dividends paid of $16.3 million and distributions to non-controlling interests of $6.5 million. In Fiscal 2013, cash flows used in financing activities were $30.9 million, comprising mainly of cash dividends paid of $17.1 million and distributions to non-controlling interests of $15.2 million.

To maintain the Company’s strong balance sheet and liquidity during the current lower metal price environment, on February 12, 2014, the Board of Directors decided to reduce the quarterly dividend from CAD$0.025 to CAD$0.005 per share per quarter. The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to increase, or eliminate, dividend payments will be based on a number of factors including commodity prices, market conditions, financial results, cash requirements and other relevant factors.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$6,768	$927	$3,719	$2,122
Commitments	$6,867	$449	$-	$6,418

As of March 31, 2014, the Company has two office rental agreements totaling $6,768 for the next nine years and commitments of $6,867 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at March 31, 2014 and 2013, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at March 31, 2014. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of March 31, 2014 and March 31, 2013, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,614	$-	$-	$60,614
Common shares of publicly traded companies	2,377	-	-	2,377
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	16	-	16
(1) Level 3 financial instrument

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of March 31, 2014 and March 31, 2013, respectively.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014	$-	$-	$-

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2014	March 31, 2013
	Within a year
Accounts payable and accrued liabilities	$23,802	$29,285
Dividends payable	773	4,204
	$24,575	$33,489

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues, and expenses are denominated in RMB.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	March 31, 2014	March 31, 2013
Financial assets denominated in U.S. Dollars	$979	$14,432
Financial assets denominated in Chinese RMB	$57,358	$102,294

As at March 31, 2014, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $1.3 million.

As at March 31, 2014, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.01 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2014.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. As the Company often receives payment in advance for sales to customers, the historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2014 is considered to be immaterial. There were no amounts in receivable which were past due at March 31, 2014 (at March 31, 2013 - $nil) for which no provision is recognized. The Company has recognized a provision for the remaining amount receivable of $4.3 million from the sale of the XBG property in the year ended March 31, 2014.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2014, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	March 31, 2014	March 31, 2013
NUX (a)	$48	$41
Henan Non-ferrous Geology Bureau (b)	20	50
Henan Xinhui Mining Co., Ltd. (g)	-	32
	$68	$123

Due to related parties	March 31, 2014	March 31, 2013
Parkside Management Ltd. (e)	281	-
GRT (h)	-	1,207
	$281	$1,207

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During Fiscal 2014, the Company recovered $412 (Fiscal 2013 - $528) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During Fiscal 2014, Henan Found paid dividends of $5.5 million (Fiscal 2013 - $14.3 million) to Henan Geology Bureau.

(c)	During Fiscal 2014, the Company paid $347 (Fiscal 2013 - $389) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)	During Fiscal 2014, the Company paid $102 (Fiscal 2013 - $552) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(e)	During Fiscal 2014, the Company paid $438 (Fiscal 2013 - $78) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(f)	The Company rents a Beijing office from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During Fiscal 2014, total rents paid were $144 (Fiscal 2013 - $144).

(g)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During Fiscal 2014, Henan Huawei paid dividends of $984 (Fiscal 2013 - $951) to Henan Xinhui.

(h)

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found. During Fiscal 2014, the Company repaid the balance of $1.2 million that was owing to GRT as at March 31, 2013.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(i)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2014 and 2013 were as follows:

	Year Ended March 31,
	2014	2013
Directors' fees	$213	$241
Salaries for key management personnel	2,435	2,800
Share-based compensation	988	2,176
	$3,636	$5,217

Salaries of key management personnel include consulting and management fees disclosed in (c) - (e) above. Share-based compensation expenses were measured at grant date fair value.

10.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the years ended March 31, 2014 and 2013:

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Adjusted Net (Loss) Income

	Year ended,	Year ended,
('000s US$)	March 31, 2014	March 31, 2013
Net (loss) income for the year	$(48,356)	$42,043
Adjust impairment loss on mineral rights and properties	66,573	-
Adjust impairment loss on associate	2,304	9,640
Adjust loss on disposal of mineral rights and properties	4,476	-
Adjust tax recovery on impairment loss	(12,081)	-
Adjusted net income for the year	$12,916	$51,683
Adjusted non-controlling interest	5,355	14,832
Adjusted net income attributable to equity holders	$7,561	$36,851
Basic weighted average shares outstanding	170,830,620	171,059,482
Basic adjusted earnings per share	$0.04	$0.22

(b)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the years ended March 31, 2014 and 2013:

Year ended March 31, 2014
			Ying Mining
			District	Total
Cost of sales		A	$53,921	$53,921
Amortization and depletion			(9,723)	(9,723)
Total cash cost		B	44,198	44,198
By-product sales	By-product per ounce of silver
Lead	(7.25)		(27,927)	(27,927)
Zinc	(1.20)		(4,623)	(4,623)
Gold	(0.87)		(3,334)	(3,334)
Total by-product sales		C	(35,884)	(35,884)
Silver ounces sold ('000s)		D	3,850	3,850
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.68	$4.68
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.16	$2.16

Total production cost per ounce of silver, before by-product credits		A/D	$14.01	$14.01
Total cash cost per ounce of silver, before by-product credits		B/D	$11.48	$11.48

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Year ended March 31, 2013
			Ying Mining
			District	Total
Cost of sales		A	$65,817	$65,817
Amortization and depletion			(9,714)	(9,714)
Total cash cost		B	56,103	56,103
By-product sales	By-product per ounce of silver
Lead	(8.44)		(41,689)	(41,689)
Zinc	(1.46)		(7,231)	(7,231)
Gold	(0.97)		(4,815)	(4,815)
Total by-product sales		C	(53,735)	(53,735)
Silver ounces sold ('000s)		D	4,941	4,941
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.45	$2.45
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.48	$0.48

Total production cost per ounce of silver, before by-product credits		A/D	$13.32	$13.32
Total cash cost per ounce of silver, before by-product credits		B/D	$11.35	$11.35

(c)	Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
		Year ended	Year ended
		March 31, 2014	March 31, 2013
Cost of sales	A	$6,075	$7,272
Amortization and depletion		(2,301)	(3,441)
Total cash cost	B	3,774	3,831
By-product sales			$-
Zinc		(154)	(158)
Total by-product sales	C	(154)	(158)
Gold ounces sold ('000s)	D	7.4	8.1
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$798	$882
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$488	$455

Total production cost per ounce of gold, before by-product credits	A/D	$819	$902
Total cash cost per ounce of gold, before by-product credits	B/D	$509	$475

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the years ended March 31, 2014 and 2013:

Average Production Cost	Year ended March 31, 2014				(in 000's)
Direct mining and milling cost					47,920
Depreciation, amortization and depletion					12,076
Cost of sales					59,996
	Silver	Gold	Lead	Zinc	Total
Metals revenue	64,453	11,243	27,927	4,777	108,400
Ratio of metals sold	59%	10%	26%	5%	100%
Cost of sales allocated to metals	35,673	6,223	15,457	2,643	59,996
Metals produced[1] ('000s)	3,850	10.9	36,562	7,862
Average production cost ($/unit)	$9.27	$569	$0.42	$0.34
[1] Does not include metals produced from development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Year ended March 31, 2013				(in 000's)
Direct mining and milling cost					59,586
Depreciation, amortization and depletion					13,155
Write down of inventories					348
Cost of sales					73,089
	Silver	Gold	Lead	Zinc	Total
Metals revenue	117,124	15,420	41,689	7,389	181,622
Ratio of metals sold	64%	8%	23%	5%	100%
Cost of sales allocated to metals	47,133	6,204	16,777	2,975	73,089
Metals produced[1] ('000s)	4,941	12.3	52,220	11,454
Average production cost ($/unit)	$9.54	$508	$0.32	$0.26
[1] Does not include metals produced from development tunnelling ore at the X mines.

(e)	Production Costs per Tonne

Year ended March 31, 2014	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$33,767	713,476	$47.33
Non-cash mining costs	8,508	713,476	11.92
Shipping costs	2,949	713,476	4.13
Cash milling costs	10,216	722,790	14.13
Non-cash milling costs	1,702	722,790	2.36
Total	$57,142		$79.87
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(1,109)
Adjustment for foreign exchange movement	547
Cost of sales	$59,996
[1] Excluding development tunnelling ore at the X Mines.

Year ended March 31, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$46,110	885,939	$52.05
Non-cash mining costs	12,224	885,939	13.80
Shipping costs	2,920	885,939	3.30
Cash milling costs	11,911	878,624	13.56
Non-cash milling costs	1,581	878,624	1.80
Total	$74,746		$84.51
Add: stockpile and concentrate inventory - Beginning	3,976
Less: stockpile and concentrate inventory - Ending	(3,416)
Less: write down of inventories	(348)
Adjustment for foreign exchange movement	(1,869)
Cost of sales	$73,089
[1] Excluding development tunnelling ore at the X Mines.

11.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the consolidated financial statements as of and ended March 31, 2014.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

12.	Changes in Accounting Standards

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement is classified as joint operation or joint venture based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Effective April 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013 and provides interpretation on when to recognize a liability for a levi imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is still in the process of assessing the impact of the application of IFRIC 21 on the consolidated financial statements.

13.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2014.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,883,808 common shares with a recorded value of $233.5 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
280,500	7.00	January 5, 2015
152,250	7.40	April 20, 2015
295,375	8.23	October 3, 2015
199,781	12.16	January 4, 2016
171,500	14.96	April 7, 2016
230,500	9.20	June 4, 2016
272,500	7.27	November 24, 2016
424,000	6.69	March 5, 2017
279,000	6.53	June 17, 2017
355,000	5.35	August 8, 2017
353,500	5.40	December 3, 2017
349,500	3.91	March 7, 2018
358,500	3.25	June 2, 2018
443,500	3.41	September 12, 2018
375,500	2.98	January 21, 2019
4,540,906

(c)	Warrants

As at the date of this MD&A, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

15.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2014, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of internal controls in fiscal year 2014. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by COSO was effective as at March 31, 2014 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2014 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control – Integrated Framework (1992) issued by COSO.

18.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

19.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Myles J. Gao, Director, President & CEO
Myles J. Gao, Director, President & CEO	Maria Tang, Chief Financial Officer
Yikang Liu, Director	Lorne Waldman, Senior Vice President
Earl Drake, Director	Peter Torn, Corporate Secretary & General Counsel
Paul Simpson, Director
David Kong, Director
Malcolm Swallow, Director

Myles J. Gao, P.Geo., President & CEO of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 27